Afya Limited Announces Second-Quarter and First-Half 2025 Financial Results

Impressive Adjusted EBITDA Margin Expansion

and Cash Generation

Full Year 2025 Guidance Reaffirmed

Belo Horizonte, Brazil, August 13, 2025 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, reported today its financial and operating results for the three and six-month period, which ended June 30, 2025 (second quarter 2025). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

Second-Quarter 2025 Highlights

▪	2Q25 Revenue increased 13.5% YoY to R$919.4 million. Revenue excluding acquisitions increased 8.5%, reaching R$879.0 million.
▪	2Q25 Adjusted EBITDA increased 16.6% YoY reaching R$400.8 million, with an Adjusted EBITDA Margin of 43.6%. Adjusted EBITDA Margin increased 110 bps YoY. Adjusted EBITDA excluding acquisitions grew 10.1%, reaching R$378.6 million, with an Adjusted EBITDA Margin of 43.1%.
▪	2Q25 Net Income increased 8.8% YoY, reaching R$176.5 million, and Adjusted Net Income decreased 0.4% YoY, reaching R$209.4 million. Basic EPS growth was 8.4% in the same period.

First-Half 2025 Highlights

▪	1H25 Revenue increased 15.0% YoY to R$1,855.8 million. Revenue excluding acquisitions grew 9.7%, reaching R$1,770.5 million.
▪	1H25 Adjusted EBITDA increased 20.4% YoY reaching R$892.8 million, with an Adjusted EBITDA Margin of 48.1%. Adjusted EBITDA Margin increased 220 bps YoY. Adjusted EBITDA excluding acquisitions grew 13.1%, reaching R$839.2 million, with an Adjusted EBITDA Margin of 47.4%.
▪	1H25 Net Income increased 17.0% YoY, reaching R$433.6 million, and Adjusted Net Income increased 9.1% YoY, reaching R$503.3 million. Basic EPS growth was 16.9% in the same period.
▪	Operating Cash Conversion ratio of 88.8%, with a solid cash position of R$ 1,099.1 million.
▪	~302 thousand users in Afya’s ecosystem.

Table 1: Financial Highlights
	For the three months period ended June 30,					For the six months period ended June 30,
(in thousand of R$)	2025	2025 Ex Acquisitions*	2024	% Chg	% Chg Ex Acquisitions	2025	2025 Ex Acquisitions*	2024	% Chg	% Chg Ex Acquisitions
(a) Revenue	919,400	879,015	809,890	13.5%	8.5%	1,855,760	1,770,542	1,614,129	15.0%	9.7%
(b) Adjusted EBITDA [2]	400,844	378,587	343,827	16.6%	10.1%	892,814	839,189	741,679	20.4%	13.1%
(c) = (b)/(a) Adjusted EBITDA Margin	43.6%	43.1%	42.5%	110 bps	60 bps	48.1%	47.4%	45.9%	220 bps	150 bps
Net income	176,542	-	162,200	8.8%	-	433,578	-	370,499	17.0%	-
Adjusted Net income	209,409	-	210,346	-0.4%	-	503,306	-	461,311	9.1%	-
*For the three months period ended June 30, 2025, "2025 Ex Acquisitions" excludes: UNIDOM (April to June, 2025; Closing of UNIDOM was in July 2024), and FUNIC (May to June, 2025; Closing of FUNIC was in May 2025).
*For the six months period ended June 30, 2025, "2025 Ex Acquisitions" excludes: UNIDOM (January to June, 2025; Closing of UNIDOM was in July 2024), and FUNIC (May to June, 2025; Closing of FUNIC was in May 2025).
(2) See more information on "Non-GAAP Financial Measures" (Item 08).

Message from Management

We are pleased to report that Afya continues to deliver strong operational and financial results. This quarter’s performance highlights the high predictability of our business model and the successful execution of our strategy, which consistently combines robust growth, increased profitability, and solid cash generation, Afya’s three strategic pillars for long-term value creation. This quarter was marked by significant revenue growth and gross margin expansion in both our Undergraduate and Continuing Education segments, reflecting the steady expansion of our business and our ongoing commitment to operational excellence. We are also pleased to reaffirm that Afya remains on track to meet our full-year 2025 guidance, supported by disciplined execution and strong business fundamentals.

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Once again, we delivered a strong performance, closing the first half of 2025 with a notable increase in Adjusted EBITDA Margin, reaching 48.1%. This margin expansion was primarily driven by the solid results of our Undergraduate segment, supported by cost initiatives and our shared services center, helping to boost efficiency, and unlock operational synergies across selling, general, and administrative expenses.

Another important development in the higher education landscape is the recent rollout of ENAMED, Brazil’s National Medical Education Performance Exam. This standardized test for final-year medical students, now officially integrated into the regulatory framework, represents a pivotal step in quality assurance and benchmarking across medical schools nationwide. Afya’s educational ecosystem is able to support students more effectively in their preparation for ENAMED, while reinforcing its leadership in delivering outcomes-based, high-impact learning across all stages of the medical journey.

With the closing of the acquisition of Funic, a campus that will begin its operation in the second half of 2025, we are pleased to reinforce our solid market position by expanding our undergraduate footprint into the metropolitan area of Belo Horizonte, capital of Minas Gerais. This acquisition adds 60 new medical seats, bringing Afya’s total number of approved medical seats to 3,653 as of today.

In 2Q25, we continued to recognize the impacts of the global minimum tax related to the additional CSLL established by Law No. 15,079/2024. Although the cash disbursement is only expected in July 2026, we have started provisioning this obligation throughout 2025. In response, Afya filed a writ of mandamus with the Brazilian Federal Court seeking to suspend the enforceability of this new charge. In parallel, Afya is demonstrating to the Lower House and the Executive representatives the impacts of this additional taxation on the Prouni. We remain committed to defending the Company’s legal and financial interests while maintaining the highest standards of compliance, transparency, and fiscal discipline.

In line with our commitment to delivering long-term value to shareholders and reinforcing our confidence in Afya’s strategic direction, our Board of Directors approved a new share repurchase program. This initiative authorizes the repurchase of up to 4,000,000 Class A shares. The program is intended to support our stock option plan, future business combinations, and general corporate purposes. We believe this initiative reflects the strength of our balance sheet, the resilience of our business model, and our disciplined capital allocation strategy.

As we look to the future, Afya remains steadfast in its purpose: to empower healthcare professionals through an integrated ecosystem that spans education, clinical practice, and continuous development. Our commitment to innovation and excellence drives us to keep enhancing the medical journey at every stage. We are very proud of our business and our achievements so far, and we are excited about our future plans.

1.	Key Events in the Quarter
▪	On May 7, 2025, Afya Participações announced the closing of its acquisition of 100% of the total share capital of Faculdade Masterclass Ltda. (“FUNIC”), located in Contagem, a city in the metropolitan area of Belo Horizonte, the capital of the State of Minas Gerais.

The acquisition contributes 60 medical school seats to Afya. FUNIC is pre-operational, with leased real estate prepared for a medical school operation, to be started in the second semester of 2025.

The aggregate purchase price is R$ 100 million, net of the estimated Net Debt deducted from the down payment. The price and payment conditions were: (i) R$ 60 million, net of the estimated Net Debt, paid in cash on May 07, 2025; and (ii) R$ 40 million to be paid in three annual installments adjusted by CDI.

Additionally, the acquisition includes a contingent consideration for up to 60 additional medical school seats. If approved by MEC within 36 months from the closing date, it will result in an additional payment of R$1,000 per approved seat.

Afya expects an EV/EBITDA of 3.3x at full maturity and post synergies in 2030 with expected Revenues of R$ 52.4 million, of which 100% will come from Medicine.

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2.	Subsequent Event
▪	On August 13, 2025, the Company’s board of directors approved a new share repurchase program. Under the share repurchase program, Afya may repurchase up to 4,000,000 of its outstanding Class A common shares, in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning from August 15, 2025 until the earlier of the completion of the repurchase or December 31, 2026, depending upon market conditions.

The share purchases may be made from time to time through open market transactions and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors. The share repurchase program will take place in accordance with the conditions established by the Board of Directors on August 13, 2025. Afya intends to repurchase the shares for use in its stock option program, consideration in futures business combinations transactions and general corporate purposes.

3.	2025 Guidance

The Company is reaffirming its guidance for 2025, as defined in the following table, which considers the successful acceptance of new students for the second semester of 2025:

Guidance for 2025
Revenue	R$ 3,670 mn ≤ ∆ ≤ R$ 3,770 mn
Adjusted EBITDA	R$ 1,620 mn ≤ ∆ ≤ R$ 1,720 mn
CAPEX [1]	R$ 250 mn ≤ ∆ ≤ R$ 290 mn
(1) Excludes the licence CAPEX related to the acquisition of FUNIC.

4.	2Q25 Overview

Segment Information

The Company has three reportable segments as follows:

Undergraduate, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

Continuing education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

Medical Practice Solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provide access, demand and efficiency for the healthcare players.

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Key Revenue Drivers – Undergraduate Programs

Table 2: Key Revenue Drivers	Six months period ended June 30,
	2025	2024	% Chg
Undergraduate Programs
MEDICAL SCHOOL
Approved Seats	3,653	3,203	14.0%
Operating Seats [1]	3,543	3,153	12.4%
Total Students (end of period)	25,733	22,661	13.6%
Average Total Students	25,806	22,635	14.0%
Average Total Students (ex-Acquisitions)*	24,212	22,635	7.0%
Revenue (Total - R$ '000)	1,407,348	1,202,599	17.0%
Revenue (ex- Acquisitions* - R$ '000)	1,327,745	1,202,599	10.4%
Medical School Net Avg. Ticket (ex- Acquisitions* - R$/month)	9,140	8,855	3.2%
UNDERGRADUATE HEALTH SCIENCE
Total Students (end of period)	25,718	24,252	6.0%
Average Total Students	25,926	24,567	5.5%
Average Total Students (ex-Acquisitions)*	25,146	24,567	2.4%
Revenue (Total - R$ '000)	130,604	120,471	8.4%
Revenue (ex- Acquisitions* - R$ '000)	128,468	120,471	6.6%
OTHER EX- HEALTH UNDERGRADUATE
Total Students (end of period)	33,090	26,816	23.4%
Average Total Students	34,043	27,690	22.9%
Average Total Students (ex-Acquisitions)*	32,576	27,690	17.6%
Revenue (Total - R$ '000)	103,549	91,097	13.7%
Revenue (ex- Acquisitions* - R$ '000)	100,103	91,097	9.9%
Total Revenue
Revenue (Total - R$ '000)	1,641,501	1,414,166	16.1%
Revenue (ex- Acquisitions* - R$ '000)	1,556,283	1,414,166	10.0%
*For the six months period ended June 30, 2025, "2025 Ex Acquisitions" excludes: UNIDOM (January to June, 2025; Closing of UNIDOM was in July 2024), and FUNIC (May to June, 2025; Closing of FUNIC was in May 2025).
(1) The difference between approved and operating seats refers to Cametá, a campus that is still pre-operational. And FUNIC, a campus that started its operations in the second half of 2025.

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Key Revenue Drivers – Continuing Education

Table 3: Key Revenue Drivers	Six months period ended June 30,
	2025	2024	% Chg
Continuing Education
Total Studends (end of period)[1]
Residency Journey - Business to Physicians B2P	9,224	13,058	-29.4%
Graduate Journey - Business to Physicians B2P	9,055	8,100	11.8%
Other Courses - B2P and B2B Offerings	27,226	22,921	18.8%
Total Students (end of period)	45,505	44,079	3.2%
Revenue (R$ '000)
Business to Physicians - B2P	125,379	118,940	5.4%
Business to Business - B2B	12,141	8,566	41.7%
Total Revenue	137,520	127,506	7.9%
(1) Total Students figure excludes intercompany transactions.

Key Revenue – Medical Practice Solutions

Table 4: Key Revenue Drivers	Six months period ended June 30,
	2025	2024	% Chg
Medical Practice Solutions
Active Payers (end of period)[1]
Clinical Decision	159,373	162,313	-1.8%
Clinical Management	36,685	33,398	9.8%
Total Active Payers (end of period)	196,058	195,711	0.2%
Monthly Active Users (MaU)
Total Monthly Active Users (MaU)	230,468	253,497	-9.1%
Revenue (R$ '000)[2]
Business to Physicians - B2P	75,051	67,163	11.7%
Business to Business - B2B	8,944	9,691	-7.7%
Total Revenue	84,004	76,854	9.3%
(1) Total Active Payers figure excludes intercompany transactions.
(2) Revenue from 'Shosp', the clinical management software, was reclassified from B2B to B2P.

Key Operational Drivers – Users Positively Impacted by Afya

The Users Positively Impacted by Afya represents the total number of medical students from the Undergraduate segment, students from the Continuing Education and users from Medical Practice Solutions. For the second quarter of 2025, Afya’s ecosystem reached 301,706 users.

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Table 5: Key Revenue Drivers	Six months period ended June 30,
	2025	2024	% Chg
Users Positively Impacted by Afya [1]
Undergraduate (Total Medical School Students - End of Period)	25,733	22,661	13.6%
Continuing Education (Total Students - End of Period)	45,505	44,079	3.2%
Medical Practice Solutions (Monthly Active Users)	230,468	253,497	-9.1%
Ecosystem Outreach	301,706	320,237	-5.8%
(1) Ecosystem outreach does not contemplate intercompany figures. Note that there may be overlap in student numbers within the data.

Seasonality of Operations

Undergraduate tuition revenues are related to the intake process, and monthly tuition fees charged to students and do not significantly fluctuate during each semester.

Continuing education revenues are mostly related to: (i) monthly intakes and tuition fees on medical education, which do not have a considerable concentration in any period; (ii) Residency journey product revenues, derived from e-books transferred at a point of time, which are concentrated at in the first and last quarter of the year due to the enrollments.

Medical Practice Solutions are comprised mainly of Afya Whitebook and Afya iClinic revenues, which do not have significant fluctuations regarding seasonality.

Revenue

Revenue for the second quarter of 2025 was R$919.4 million, an increase of 13.5% over the same period in the prior year. For the six-month period ended June 30, 2025, Revenue was R$1,855.8 million, reflecting a 15.0% increase over the same period of last year. Excluding acquisitions, Revenue in the second quarter increased by 8.5% YoY to R$879.0 million. For the six-month period ended June 30, 2025, excluding acquisitions, Revenue was R$1,770.5 million, reflecting a 9.7% increase over the same period of last year.

The quarter revenue increase was mainly due to higher tickets in medicine courses, the maturation of medical school seats and the acquisition of Unidom.

Table 6: Revenue & Revenue Mix
(in thousands of R$)	For the three months period ended June 30,					For the six months period ended June 30,
	2025	2025 Ex Acquisitions*	2024	% Chg	% Chg Ex Acquisitions	2025	2025 Ex Acquisitions*	2024	% Chg	% Chg Ex Acquisitions
Revenue Mix
Undergraduate	814,129	773,744	709,647	14.7%	9.0%	1,641,501	1,556,283	1,414,166	16.1%	10.0%
Continuing Education	66,417	66,417	62,091	7.0%	7.0%	137,520	137,520	127,506	7.9%	7.9%
Medical Practice Solutions	42,320	42,320	40,281	5.1%	5.1%	84,004	84,004	76,854	9.3%	9.3%
Inter-segment transactions	(3,466)	(3,466)	(2,129)	62.8%	62.8%	(7,265)	(7,265)	(4,397)	65.2%	65.2%
Total Reported Revenue	919,400	879,015	809,890	13.5%	8.5%	1,855,760	1,770,542	1,614,129	15.0%	9.7%
*For the three months period ended June 30, 2025, "2025 Ex Acquisitions" excludes: UNIDOM (April to June, 2025; Closing of UNIDOM was in July 2024), and FUNIC (May to June, 2025; Closing of FUNIC was in May 2025).
*For the six months period ended June 30, 2025, "2025 Ex Acquisitions" excludes: UNIDOM (January to June, 2025; Closing of UNIDOM was in July 2024), and FUNIC (May to June, 2025; Closing of FUNIC was in May 2025).

Adjusted EBITDA

Adjusted EBITDA for the second quarter of 2025 increased by 16.6% to R$400.8 million, up from R$343.8 million in the same period of the prior year, with the Adjusted EBITDA Margin rising by 110 basis points to 43.6%. For the six-month period ended June 30, 2025, Adjusted EBITDA was R$892.8 million, an increase of 20.4% over the same period of the prior year, accompanied by an Adjusted EBITDA Margin increase of 220 basis points in the same period.

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The increase in Adjusted EBITDA Margin was mainly driven by: (a) higher gross margin in the Undergraduate and Continuing Education segments; (b) the continued ramp-up of the four Mais Médicos campuses launched in 3Q22; (c) restructuring initiatives within Continuing Education and Medical Practice Solutions; and (d) improved cost efficiency in Selling, General, and administrative expenses.

Table 7: Reconciliation between Adjusted EBITDA and Net Income

(in thousands of R$)	For the three months period ended June 30,			For the six months period ended June 30,
	2025	2024	% Chg	2025	2024	% Chg
Net income	176,542	162,200	8.8%	433,578	370,499	17.0%
Net financial result	94,809	68,551	38.3%	189,803	142,917	32.8%
Income taxes expense	17,468	3,091	465.1%	42,250	13,956	202.7%
Depreciation and amortization	94,698	84,038	12.7%	186,453	163,307	14.2%
Interest received [1]	10,210	8,619	18.5%	24,742	21,034	17.6%
Income share associate	(3,591)	(3,028)	18.6%	(7,876)	(7,200)	9.4%
Share-based compensation	5,557	11,799	-52.9%	12,520	20,428	-38.7%
Non-recurring expenses:	5,151	8,557	-39.8%	11,344	16,738	-32.2%
- Integration of new companies [2]	4,819	5,408	-10.9%	10,788	11,278	-4.3%
- M&A advisory and due diligence [3]	203	1,336	-84.8%	291	1,583	-81.6%
- Expansion projects [4]	129	1,765	-92.7%	253	2,370	-89.3%
- Restructuring expenses [5]	-	48	n.a.	12	1,507	-99.2%
Adjusted EBITDA	400,844	343,827	16.6%	892,814	741,679	20.4%
Adjusted EBITDA Margin	43.6%	42.5%	110 bps	48.1%	45.9%	220 bps
(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.

Net Income

Net Income for the second quarter of 2025, totaled R$176.5 million, reflecting an 8.8% increase YoY. Adjusted Net Income reached R$209.4 million, a decrease of 0.4% over the same period in the prior year. For the six-month period, Afya achieved a Net Income of R$433.6 million, 17.0% higher than the same period of 2024, and an Adjusted Net Income of R$503.3 million, which was 9.1% higher than the previous period. This growth was primarily driven by improved operational performance that was partially offset by a higher tax rate compared to the previous year due to the provision of additional CSLL towards OECD’s Pillar Two global minimum tax effects.

Basic EPS for the six-month period ended June 30, 2025, reached R$4.69. An increase of 16.9% YoY, reflecting the higher Net Income.

Table 8: Adjusted Net Income
(in thousands of R$)	For the three months period ended June 30,			For the six months period ended June 30,
	2025	2024	% Chg	2025	2024	% Chg
Net income	176,542	162,200	8.8%	433,578	370,499	17.0%
Amortization of Intangible Assets [1]	22,159	27,790	-20.3%	45,864	53,646	-14.5%
Share-based compensation	5,557	11,799	-52.9%	12,520	20,428	-38.7%
Non-recurring expenses:	5,151	8,557	-39.8%	11,344	16,738	-32.2%
- Integration of new companies [2]	4,819	5,408	-10.9%	10,788	11,278	-4.3%
- M&A advisory and due diligence [3]	203	1,336	-84.8%	291	1,583	-81.6%
- Expansion projects [4]	129	1,765	-92.7%	253	2,370	-89.3%
- Restructuring expenses [5]	-	48	n.a.	12	1,507	-99.2%
Adjusted Net Income	209,409	210,346	-0.4%	503,306	461,311	9.1%
Basic earnings per share - in R$ [6]	1.90	1.76	8.4%	4.69	4.02	16.9%
Adjusted earnings per share - in R$ [7]	2.27	2.29	-1.1%	5.47	5.03	8.7%
(1) Consists of amortization of intangible assets identified in business combinations.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Basic earnings per share: Net Income/Weighted average number of outstanding shares.
(7) Adjusted earnings per share: Adjusted Net Income attributable to equity holders of the Parent/Weighted average number of outstanding shares.

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Cash and Debt Position

As of June 30, 2025, Cash and Cash Equivalents totaled R$1,099.1 million, an increase of 20.6% over December 31, 2024. Net Debt, excluding the effect of IFRS 16, reached R$1,621.0 million, compared to December 31, 2024, Afya reduced its Net Debt by R$193.9 million due to solid Cash Flow from Operating Activities, even considering the business combination with FUNIC and the dividends payment.

For the six-month period ended June 30, 2025, Afya generated R$783.0 million in Cash Flow from Operating Activities, up from R$683.4 million in the same period of the previous year, an increase of 14.6% YoY, boosted by operational results. The Operating Cash Conversion Ratio reached 88.8%.

Table 9: Operating Cash Conversion Ratio Reconciliation	For the six months period ended June 30,
(in thousands of R$)	Considering the adoption of IFRS 16
	2025	2024	% Chg
(a) Net cash flows from operating activities	771,596	667,169	15.7%
(b) Income taxes paid	11,385	16,208	-29.8%
(c) = (a) + (b) Cash flow from operating activities	782,981	683,377	14.6%

(d) Adjusted EBITDA	892,814	741,679	20.4%
(e) Non-recurring expenses:	11,344	16,738	-32.2%
- Integration of new companies [1]	10,788	11,278	-4.3%
- M&A advisory and due diligence [2]	291	1,583	-81.6%
- Expansion projects [3]	253	2,370	-89.3%
- Restructuring Expenses [4]	12	1,507	-99.2%
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	881,470	724,941	21.6%
(g) = (c) / (f) Operating cash conversion ratio	88.8%	94.3%	-550 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.

The following table shows more information regarding the cost of debt for the first half of 2025, considering loans and financing and accounts payable to selling shareholders. Afya’s capital structure remains solid, with a conservative leveraging position and a low cost of debt. Afya’s Net Debt (excluding the effect of IFRS16) divided by Adjusted EBITDA mid guidance for 2025 would be 0.97x.

Table 10: Gross Debt and Average Cost of Debt
(in millions of R$)	For the closing of the six months period ended in June 30,
					Cost of Debt
	Gross Debt		Duration (Years)		Per year		%CDI²
	2025	2024	2025	2024	2025	2024	2025	2024
Loans and financing: Softbank	856	827	0.8	1.9	8.6%	6.5%	66%	58%
Loans and financing: Debentures	532	526	2.1	3.1	15.3%	12.6%	114%	117%
Loans and financing: Others	318	432	0.3	1.0	15.3%	12.6%	114%	117%
Loans and financing: IFC	508	-	3.3	-	14.6%	-	109%	-
Accounts payable to selling shareholders	506	398	3.3	0.7	13.5%	10.7%	101%	100%
Total¹| Average	2,720	2,183	1.9	1.8	12.7%	9.7%	95%	91%
(1) Total ammount refers only to the "Gross Debt" columns
(2) Based on the annualized Interbank Certificates of Deposit ("CDI") rate for the period as a reference: 1H25: ~14.90% p.y. and for 1H24: ~10.40% p.y.

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Table 11: Cash and Debt Position
(in thousands of R$)
	2Q25	FY2024	% Chg	2Q24	% Chg
(+) Cash and Cash Equivalents	1,099,107	911,015	20.6%	723,408	51.9%
Cash and Bank Deposits	9,167	6,078	50.8%	8,922	2.7%
Cash Equivalents	1,089,940	904,937	20.4%	714,486	52.5%
(-) Loans and Financing	2,213,967	2,195,161	0.9%	1,784,815	24.0%
Current	1,216,994	363,554	234.7%	163,501	644.3%
Non-Current	996,973	1,831,607	-45.6%	1,621,314	-38.5%
(-) Accounts Payable to Selling Shareholders	506,113	530,772	-4.6%	397,432	27.3%
Current	198,970	185,318	7.4%	248,849	-20.0%
Non-Current	307,143	345,454	-11.1%	148,583	106.7%
(-) Other Short and Long Term Obligations	-	-	n.a.	-	n.a.
(=) Net Debt (Cash) excluding IFRS 16	1,620,973	1,814,918	-10.7%	1,458,839	11.1%
(-) Lease Liabilities	1,011,091	978,336	3.3%	921,701	9.7%
Current	48,960	45,580	7.4%	41,077	19.2%
Non-Current	962,131	932,756	3.1%	880,624	9.3%
Net Debt (Cash) with IFRS 16	2,632,064	2,793,254	-5.8%	2,380,540	10.6%

CAPEX

Capital expenditure consists of the purchase of property and equipment and intangible assets, including expenditure mainly related to the expansion and maintenance of Afya’s campuses and headquarters, leasehold improvements, and the development of new solutions in the Medical Practice Solutions and content in the Continuing Education.

For the six-months period ended June 30, 2025, CAPEX totaled R$ 225.1 million. Excluding the license payment related to the FUNIC acquisition, CAPEX was R$ 125.4 million, representing 6.8% of Afya’s revenue for the period.

Table 12: CAPEX
(in thousands of R$)	For the six months period ended June 30,
	2025	2024	% Chg
CAPEX	225,072	137,108	64.2%
Property and equipment	81,617	45,989	77.5%
Intanglibe assets	143,455	91,119	57.4%
- Licenses[1]	99,629	49,600	100.9%
- Others	43,826	41,519	5.6%
(1) One-off effects include: (i) R$ 99.6 million in May 2025, related to the acquisition of FUNIC, which added 60 medical seats; and (ii) R$ 49.6 million in January 2024, related to the Earnout of FIP Guanambi, following the expansion of 40 medical seats.

ESG Metrics

ESG commitment is an important part of Afya’s strategy and permeates the Company’s core values. Afya has been advancing year after year on its core pillars and, since 2021, ESG metrics have been disclosed in the Company’s quarterly financial results in three key metrics, Governance and Employee Management, Environmental and Social.

The 2024 Sustainability Report can be found at: https://ir.afya.com.br/annual-report/

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Table 13: ESG Metrics 1, 2 & 3			2Q25	2Q24	2024	2023
#	GRI	Governance and Employee Management
1	405-1	Number of employees	9,819	10,181	9,717	9,680
2	405-1	Percentage of female employees	60%	59%	59%	58%
3	405-1	Percentage of female employees in the board of directors	30%	30%	30%	36%
4	102-24	Percentage of independent member in the board of directors	40%	40%	40%	36%
		Environmental
5		Total renewable energy generated by own photovoltaic plants (MWh)	1,205.706	1,322.982	6,329.796	4,510.637
6	302-1	Total energy consumed (MWh)	7,268.970	6,201.555	24,260.662	24,036.608
7	302-1	% of renewable energy consumed from own generation	16.0%	21.2%	23.2%	16.0%
8	302-1	% of energy consumed from the power grid	36.7%	37.0%	34.8%	60.3%
9	302-1	% of energy consumed from the free market	47.2%	41.8%	42.0%	23.7%
		Social
10	413-1	Number of free clinical consultations offered by Afya	269,624	228,968	846,264	586,611
11		Number of physicians graduated in Afya's campuses	24,102	20,960	22,867	20,197
12	201-4	Number of students with financing and scholarship programs (FIES and PROUNI)	15,044	11,694	12,342	10,584
13		% students with scholarships over total undergraduate students	17.8%	15.9%	16.0%	16.0%
14	413-1	Hospital, clinics and city halls partnerships	643	560	614	649
(1) Some factors can influence in the adequate proportionality analysis of data over the years, such as: climate changes, COVID-19 pandemic effects, seasonalities, number of employees, number of students, number of active units, among others.
(2) Starting in 2Q22, previously disclosed social data were updated to consider: (a) the number of graduated physicians considering all units after its closing, and (b) partnerships related only to medical schools.
(3) The number of students with financing and scholarship programs (FIES and PROUNI) in 2023 excludes students from the Unima and FCM Jaboatão acquisition. As of 2Q25, it also includes students from the UNIDOM acquisition.

5.   Conference Call and Webcast Information

When:	August 13, 2025 at 5:00 p.m. EST.
Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer

Webcast: https://afya.zoom.us/j/99527431135

OR

Dial-in:

Brazil: +55 11 4632 2236 or +55 11 4632 2237 or +55 11 4680 6788 or +55 11 4700 9668 or +55 21 3958 7888.

United States: +1 346 248 7799 or +1 360 209 5623 or +1 386 347 5053 or +1 507 473 4847 or +1 564 217 2000 or +1 646 931 3860 or +1 669 444 9171 or +1 669 900 6833 or +1 689 278 1000 or +1 719 359 4580 or +1 929 205 6099 or +1 253 205 0468 or +1 253 215 8782 or +1 301 715 8592 or +1 305 224 1968 or +1 309 205 3325 or +1 312 626 6799

Webinar ID: 995 2743 1135

Other Numbers: https://afya.zoom.us/u/advMyerzrb

6.   About Afya Limited (Nasdaq: AFYA; B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career. For more information, please visit www.afya.com.br.

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7.   Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward-looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our capacity to increase tuition prices; our ability to anticipate and meet the evolving needs of students and teachers; our capacity to source and successfully integrate acquisitions; as well as general market, political, economic, and business conditions. Additionally, these statements include financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. These statements are not guarantees of future performance and undue reliance should not be placed on them.

The Company assumes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances occurring after its publication, nor to incorporate new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from those expressed or implied by the forward-looking statements we make.

Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date they are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent annual report on Form 20-F. These documents are available in the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

8.   Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with IFRS accounting standards as issued by the International Accounting Standards Board—IASB, Afya presents Adjusted EBITDA, Operating Cash Conversion Ratio, Adjusted Net Income and Adjusted EPS, which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result, plus income taxes expense, plus depreciation and amortization, plus interest received on late payments of monthly tuition fees, plus share-based compensation, plus/minus income share associate, plus/minus non-recurring expenses/income. Operating Cash Conversion Ratio is calculated as the Cash flow from Operating Activities plus income taxes paid, minus/plus non-recurring expenses/income divided by Adjusted EBITDA. The calculation of Adjusted Net Income is the Net Income plus amortization of customer relationships and trademark, plus share-based compensation, plus/minus non-recurring expenses/income. The calculation of Adjusted EPS is the Adjusted Net Income minus the non-controlling interests divided by the Weighted average number of outstanding shares.

The non-GAAP supplemental financial measures are provided with the intend to help investors in assessing the overall performance of Afya’s business regarding its core operations, cash generation and profitability. The non-GAAP financial measures described in this release are not substitutes for the IFRS measures. In addition, the calculations of Adjusted EBITDA, Operating Cash Conversion Ratio, Adjusted Net Income and Adjusted EPS are not standardized financial measures and may differ from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

9.   Investor Relations Contact

E-mail: ir@afya.com.br

10. Financial Tables

11

Unaudited interim condensed consolidated statements of financial position

As of June 30, 2025 and December 31, 2024

(In thousands of Brazilian reais)

	June 30, 2025	December 31, 2024
Assets	(unaudited)
Current assets
Cash and cash equivalents	1,099,107	911,015
Trade receivables	678,950	595,898
Recoverable taxes	30,946	21,740
Income taxes recoverable	11,175	3,986
Other assets	62,814	57,145
Total current assets	1,882,992	1,589,784

Non-current assets
Trade receivables	31,362	35,948
Deferred tax assets	25,313	-
Other assets	117,442	115,875
Investment in associate	53,515	54,442
Property and equipment	684,279	658,482
Right-of-use assets	859,356	842,219
Intangible assets	5,583,909	5,532,789
Total non-current assets	7,355,176	7,239,755
Total assets	9,238,168	8,829,539

Liabilities
Current liabilities
Trade payables	134,321	128,080
Loans and financing	1,216,994	363,554
Lease liabilities	48,960	45,580
Accounts payable to selling shareholders	198,970	185,318
Advances from customers	108,863	161,048
Dividends payable	778	-
Labor and social obligations	245,161	208,076
Taxes payable	34,477	33,456
Income taxes payable	11,385	4,247
Other liabilities	11,304	10,836
Total current liabilities	2,011,213	1,140,195

Non-current liabilities
Loans and financing	996,973	1,831,607
Lease liabilities	962,131	932,756
Accounts payable to selling shareholders	307,143	345,454
Taxes payable	164,842	112,681
Provision for legal proceedings	117,772	113,521
Other liabilities	41,306	42,742
Total non-current liabilities	2,590,167	3,378,761
Total liabilities	4,601,380	4,518,956

Equity
Share capital	17	17
Additional paid-in capital	2,320,779	2,344,521
Treasury shares	(230,849)	(273,955)
Share-based compensation reserve	200,017	187,497
Retained earnings	2,306,422	2,011,875
Equity attributable to equity holders of the parent	4,596,386	4,269,955
Non-controlling interests	40,402	40,628
Total equity	4,636,788	4,310,583
Total liabilities and equity	9,238,168	8,829,539

12

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three and six-month periods ended June 30, 2025 and 2024

(In thousands of Brazilian reais, except for earnings per share information)

	Three-month period ended		Six-month period ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	919,400	809,890	1,855,760	1,614,129
Cost of services	(342,707)	(314,842)	(625,346)	(584,346)
Gross profit	576,693	495,048	1,230,414	1,029,783

Selling, general and administrative expenses	(292,871)	(263,762)	(574,371)	(504,926)
Other income (expenses), net	1,406	(472)	1,712	(4,685)

Operating income	285,228	230,814	657,755	520,172

Finance income	40,997	23,733	84,478	49,263
Finance expenses	(135,806)	(92,284)	(274,281)	(192,180)
Net finance result	(94,809)	(68,551)	(189,803)	(142,917)

Share of income of associate	3,591	3,028	7,876	7,200

Income before income taxes	194,010	165,291	475,828	384,455

Income taxes expenses	(17,468)	(3,091)	(42,250)	(13,956)

Net income	176,542	162,200	433,578	370,499

Other comprehensive income	-	-	-	-

Total comprehensive income	176,542	162,200	433,578	370,499

Income attributable to:
Equity holders of the parent	172,332	158,211	424,331	361,604
Non-controlling interests	4,210	3,989	9,247	8,895
	176,542	162,200	433,578	370,499

Basic earnings per common share	1.90	1.76	4.69	4.02
Diluted earnings per common share	1.88	1.74	4.64	3.98

13

Unaudited interim condensed consolidated statements of cash flows

For the six-month periods ended June 30, 2025 and 2024

(In thousands of Brazilian reais)

	June 30, 2025	June 30, 2024
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	475,828	384,455
Adjustments to reconcile income before income taxes
Depreciation and amortization expenses	186,453	163,307
Write-off of property and equipment	536	139
Write-off of intangible assets	81	163
Allowance for expected credit losses	33,053	30,018
Share-based compensation expense	12,520	20,428
Net foreign exchange differences	2,049	(797)
Accrued interest	158,613	102,278
Accrued interest on lease liabilities	59,727	53,770
Share of income of associate	(7,876)	(7,200)
Provision (reversal) for legal proceedings	2,656	3,040

Changes in assets and liabilities
Trade receivables	(111,519)	(79,169)
Recoverable taxes	(16,395)	(15,346)
Other assets	(5,641)	1,667
Trade payables	6,241	11,455
Taxes payable	(743)	319
Advances from customers	(52,185)	(33,237)
Labor and social obligations	37,085	44,970
Other liabilities	2,498	3,117
	782,981	683,377
Income taxes paid	(11,385)	(16,208)
Net cash flows from operating activities	771,596	667,169

Investing activities
Acquisition of property and equipment	(81,617)	(45,989)
Acquisition of intangibles assets	(103,455)	(91,119)
Dividends received	8,803	6,195
Acquisition of subsidiaries, net of cash acquired	(81,463)	(164,577)
Payments of interest from acquisition of subsidiaries and intangibles	(14,536)	(25,000)
Net cash flows used in investing activities	(272,268)	(320,490)

Financing activities
Payments of principal of loans and financing	(1,543)	(11,524)
Payments of interest of loans and financing	(110,399)	(87,933)
Payments of principal of lease liabilities	(24,222)	(19,859)
Payments of interest of lease liabilities	(58,793)	(53,924)
Proceeds from exercise of stock options	24,249	5,541
Dividends paid	(138,479)	(9,399)
Net cash flows used in financing activities	(309,187)	(177,098)
Net foreign exchange differences	(2,049)	797
Net increase in cash and cash equivalents	188,092	170,378
Cash and cash equivalents at the beginning of the period	911,015	553,030
Cash and cash equivalents at the end of the period	1,099,107	723,408

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